July 10, 2007

Mail Stop 4561

Darrell R. Rains
Chief Financial Officer
Southeastern Bank Financial Corp.
3530 Wheeler Road
Augusta, GA 30909

**Re: Southeastern Bank Financial Corp.
          Form 10-K for the period ended December 31, 2006
          Form 10-Q for the quarter ended March 31, 2007
          File No. 0-24172**

Dear Mr. Rains:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                                    Sincerely,

                                                    Hugh West
                                                    Accounting Branch Chief